UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 12 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 12 August, 2011 it purchased for cancellation 935,000 "B" Shares at a price of 1982.76 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,694,873,103.

Release Date 15 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 15 August, 2011 it purchased for cancellation 450,000 "B" Shares at a price of 2027.57 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,694,423,103

Release Date 16 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 August, 2011 it purchased for cancellation 851,654 "B" Shares at a price of 1998.84 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,693,571,449.

Release Date 17 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 August, 2011 it purchased for cancellation 575,000 "B" Shares at a price of 2003.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,692,996,449.

Release Date 18 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 18 August, 2011 it purchased for cancellation 955,000 "B" Shares at a price of 1953.43 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,692,041,449.

Release Date 19 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 19 August, 2011 it purchased for cancellation 1,050,000 "B" Shares at a price of 1879.95 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,690,991,449.

Release Date 22 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 August, 2011 it purchased for cancellation 1,050,000 "B" Shares at a price of 1937.78 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,689,941,449.

Release Date 23 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 23 August, 2011 it purchased for cancellation 907,366 "B" Shares at a price of 1958.87 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,689,034,083.

Release Date 24 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 24 August, 2011 it purchased for cancellation 450,000 "B" Shares at a price of 1966.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,688,584,083.

Release Date 25 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 25 August, 2011 it purchased for cancellation 925,000 "B" Shares at a price of 1971.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,687,659,083.

Release Date 26 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 26 August, 2011 it purchased for cancellation 1,000,000 "B" Shares at a price of 1935.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,686,659,083.

Release Date 30 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 30 August, 2011 it purchased for cancellation 710,000 "B" Shares at a price of 2003.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,685,949,083.

Release Date 31 August 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 31 August, 2011 it purchased for cancellation 490,000 "B" Shares at a price of 2043.51 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,685,459,083.

Release Date 1 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 1 September, 2011 it purchased for cancellation 415,000 "B" Shares at a price of 2068.98 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,685,044,083.

Release Date 2 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 2 September, 2011 it purchased for cancellation 690,000 "B" Shares at a price of 2040.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,684,354,083.

Release Date 5 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 September, 2011 it purchased for cancellation 620,000 "B" Shares at a price of 1988.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,683,734,083.

Release Date 6 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 September, 2011 it purchased for cancellation 1,045,731 "B" Shares at a price of 1966.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,682,688,352.

Release Date 7 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 7 September, 2011 it purchased for cancellation 825,000 "B" Shares at a price of 2043.99 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,681,863,352.

Release Date 8 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 8 September, 2011 it purchased for cancellation 800,000 "B" Shares at a price of 2071.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,681,063,352

Release Date 9 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 9 September, 2011 it purchased for cancellation 885,000 "B" Shares at a price of 2073.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,680,178,352.

Release Date 12 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 12 September, 2011 it purchased for cancellation 754,563 "B" Shares at a price of 1990.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,679,423,789.

Release Date 13 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 13 September, 2011 it purchased for cancellation 900,000 "B" Shares at a price of 2016.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,678,523,789.

Release Date 14 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 September, 2011 it purchased for cancellation 985,000 "B" Shares at a price of 2057.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,677,538,789.

Release Date 15 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 15 September, 2011 it purchased for cancellation 501,299 "B" Shares at a price of 2098.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,677,037,490.

Release Date 16 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 16 September, 2011 it purchased for cancellation 850,000 "B" Shares at a price of 2117.48 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,007,469 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,676,187,490

Release Date 19 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 19 September, 2011 it purchased for cancellation 507,900 "B" Shares at a price of 2078.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,675,679,590

Release Date 20 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 20 September, 2011 it purchased for cancellation 635,585 "B" Shares at a price of 2108.84 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,675,044,005

Release Date 21 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 21 September, 2011 it purchased for cancellation 810,491 "B" Shares at a price of 2110.76 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,674,233,514

Release Date 22 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 22 September, 2011 it purchased for cancellation 1,000,000 "B" Shares at a price of 2011.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,673,233,514.

Release Date 23 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 23 September, 2011 it purchased for cancellation 1,060,000 "B" Shares at a price of 2007.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,672,173,514

Release Date 26 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 26 September, 2011 it purchased for cancellation 830,000 "B" Shares at a price of 1989.17 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,671,343,514

Release Date 27 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 27 September, 2011 it purchased for cancellation 825,000 "B" Shares at a price of 2039.30 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,670,518,514

Release Date 28 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 28 September, 2011 it purchased for cancellation 1,050,000 "B" Shares at a price of 2046.98 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,669,468,514

------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 29 September 2011	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary